

November 6, 2013

Via E-mail
Mr. Robert J. Conway
President
DSI Properties, Inc.
6700 E. Pacific Coast Highway
Long Beach, California 90803

   Re: **DSI Realty Income Fund IX**
       Form 10-K for the year ended December 31, 2012
       Filed on March 29, 2013
       File No. 000-14186

       DSI Realty Income Fund VI
       Form 10-K for the year ended December 31, 2012
       Filed on March 29, 2013
       File No. 002-68926

       DSI Realty Income Fund VII
       Form 10-K for the year ended December 31, 2012
       Filed on March 29, 2013
       File No. 002-83291

       DSI Realty Income Fund VIII
       Form 10-K for the year ended December 31, 2012
       Filed on March 29, 2013
       File No. 002-90168

       DSI Realty Income Fund X
       Form 10-K for the year ended December 31, 2012
       Filed on March 29, 2013
       File No. 000-15346

       DSI Realty Income Fund XI
       Form 10-K for the year ended December 31, 2012
       Filed on March 29, 2013
       File No. 000-18286

Dear Mr. Conway:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief